

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Robert Leasure
Chief Executive Officer
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906-1382

> **Re: Bioanalytical Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 19, 2021**
> **File No. 333-253309**

Dear Mr. Leasure:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen J. Hackman